AMERICAS GOLD AND SILVER COMPLETES FIRST PHASE OF UPGRADES ON GALENA NO. 3 SHAFT AHEAD OF SCHEDULE DELIVERING 100% PRODUCTIVITY IMPROVEMENT

TORONTO, ONTARIO - September 16, 2025 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, is pleased to announce that it has completed Phase 1 upgrades to increase the hoisting capacity of the No. 3 Shaft at its 100% owned Galena Complex, located in Wallace, Idaho. The Phase 1 upgrade, completed ahead of schedule, is part of a planned two-phase upgrade project on the No. 3 Shaft, and a key component of the Company's ambitious production growth strategy at the Galena Complex. The Phase 1 upgrade was completed during a 10-day shutdown period, four days shorter than planned.

Paul Andre Huet, Chairman and CEO, commented: "I am very pleased to announce that the first phase of the Galena No. 3 Shaft upgrade has been completed ahead of schedule, which is a tremendous outcome for our operations. I would personally like to thank and congratulate our team on a very successful upgrade period which was completed in just 10 days versus a planned 14 days.

"During the due diligence period prior to the new management team joining Americas, our team recognized the potential to substantially increase production from the Galena Complex and identified shaft upgrades as a critical element to our success. Upon completion of the upgrades on the motor, lilies, brakes, and introducing hoist-control automation, we expect to increase skipping times from the current 690 feet per minute to approximately 1,200 to 1,400 feet per minute and increase our skipping capacity from approximately 40 tons per hour to approximately 100 tons per hour. I am very excited to say that in just our first few days of operating the upgraded hoist, we have already reached 80 tons per hour which is a 100% improvement on our existing skipping capacity. This will enable us to move a significantly larger amount of tons from our operation while we continue to set up the mine for increased long hole stoping next year. Very importantly, we now have a spare 2,250 hp hoist motor for our primary No. 3 shaft for the first time, providing critical backup capacity and derisking our mine plan.

"The Galena team continues to execute on our overall strategy of increasing the safety and efficiency of the Galena mine by delivering projects ahead of plan and under budget while continuing to operate the mine safely and hit our production targets. We look forward to updating our stakeholders on the second phase of the No. 3 Shaft upgrades before the end of the year."

Galena No. 3 Shaft Upgrade Project

The No. 3 Shaft upgrade project is expected to increase hoisting capabilities from approximately 40 tons per hour (tph) of material to 100 tph. These upgrades will remove a key bottleneck and boost overall mine productivity and cost efficiencies by the end of 2025. In the first few days of operating the new hoist, the first phase has enabled an increase to 80 tons per hour of material movement.

Highlights completed during Phase 1 of the two-phase project included:

  Upgraded the No. 3 Hoist motor from 1,750 hp to 2,250 hp, enabling full skips to be pulled from the deepest level in the mine (5600L) - a substantial improvement over the prior capacity of half to three-quarter full skips.
  Installed a second 2,250 hp spare motor significantly derisking operations by providing backup capacity.
  Installed weight measuring systems on the skips, which will optimize hoisting efficiencies.

Phase 2 upgrades are scheduled to begin before the end of the year with a planned duration of approximately 10 days and will include:

  Upgrading the hoist pads ("lilies") and braking system to increase creep times in loading and dump zones.
  Installing a new hoisting control console with advanced technology that will accommodate additional hoist automation in the future.
  Deploying an antenna system, known as a "leaky feeder" in the No. 3 Shaft to improve in-mine communications and support automation upgrades.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a growing precious metals mining company with multiple assets in North America. In December 2024, Americas increased its ownership in the Galena Complex (Idaho, USA) from 60% to 100% in a transaction with Eric Sprott, solidifying its position as a silver-focused producer. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Eric Sprott is the Company's largest shareholder, holding an approximate 20% interest. Americas has a proven and experienced management team led by Paul Huet, is fully funded to execute its growth plans, and focused on becoming one of the top North American silver plays, with an objective of over 80% of its revenue to be generated from silver by the end of 2025.

For More Information:

Maxim Kouxenko - Manager, Investor Relations

M: +1 (647) 888-6458
E: ir@americas-gold.com
W: Americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the progress, timelines, and benefits of the #3 Shaft upgrades at the Galena Complex, including increased hoisting capacity and operational efficiencies, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.